

September 15, 2015

Mail Stop 4546

<u>Via E-mail</u>
L. Edward Baker
Chairman and Chief Executive Officer
AWA Group LP
116 South Franklin Street
Rocky Mount, NC 27804

> **Re: AWA Group LP**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Amended September 2, 2015**
> **File No. 024-10460**

Dear Mr. Baker:

      We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Part I</u>

<u>Item 2. Issuer Eligibility</u>

1.   We refer to prior comment 3. Your revised disclosure on page 23 indicates that if "discussions do not progress" with entities included on the RIA Firm Acquisition Candidate List then you may use the offering proceeds to purchase RIA firms that are <u>not</u> on the list. Please revise the cover page and summary sections to include a representation that any acquisitions you make with the offering proceeds will be limited exclusively to those registered investment advisory firms listed pre-effectively in your Offering Circular. Alternatively, if you are unable to make this representation, please refer to Securities Act Rule 251(b)(3) and withdraw the Form 1-A.

2.   Please add disclosure to the Offering Circular to explain in detail the steps you would take in the event that you are (i) unsuccessful in acquiring any RIA firms on the candidate list or (ii) have material funds remaining after you complete one or more acquisitions but

determine that you will be unable to consummate additional acquisitions with any firms on the list.

Part II - Offering Circular

General

3.   We note per your response to prior comment 1 that you intend to amend your filing to include your financial statements. Please ensure your amendment includes financial statements that meet the requirements of Article 8 of Regulation S-X.

Item 1. Cover Page

4.   We note your revised disclosure in response to prior comment 5; however, the cover page does not specify the termination date of the offering. In this regard, the cover page indicates when the offering may close but not when it will terminate. Please revise accordingly.

5.   We note the disclosure that the proceeds will be held in escrow by the underwriters. Please tell us how the underwriters will comply with Exchange Act Rule 15c2-4(b) if the underwriters are the ones holding the funds.

6.   We note your response to prior comment 6 indicating your belief that a consistent dividend return is a major consideration for investors in this offering. To the extent that you prominently highlight this information at the top of the cover page, please balance this information by also highlighting the risks addressed in the third risk factor on page 8 concerning payment of dividends.

Item 3. Summary and Risk Factors, page 4

The amount of any dividends we make…, page 8

7.   Please revise the third sentence of the risk factor to clarify whether the GP will agree to limit expenses to ensure they are reasonable in relation to income or, alternatively, explain why it remains uncertain whether the GP will agree to do so.

If the Partnership were deemed an "investment company"…, page 9

8.   We note your revised disclosure in response to prior comment 12. Please tell us whether investment company status would prevent, or negatively impact, payment of quarterly dividends. If it would impact the dividend, then please revise the final paragraph of the risk factor disclosure.

Item 12. Security Ownership… page 32

9.   We cannot agree with your analysis in response to prior comment 17. We note that the classes of your units contain different voting rights. In this regard, we refer to your disclosure on page 42 indicating that a Class A unitholder loses voting rights if they attain 20% of the Class A holdings. It does not appear that Class B or Class M holders are subject to this same requirement. Accordingly, please revise to include the information on a class basis as required by Item 12.

10.   Please tell us why the holdings of AWA Management and Mr. Baker are not aggregated. Also, add a column to show current beneficial ownership in addition to the potential post-offering ownership that you now present.

Item 13. Interest of Management…, page 34

Private Placements, page 34

Class A Common Units, page 34

11.   We refer to prior comments 17 and 18. Please disclose your transactions with all security holders named in answer to Item 12(a)(2), including anyone holding 10% of any unit class or any promoter. Additionally, your disclosure in response to prior comment 18 indicates that you have unnamed "founders" who hold over 50% of your Class A holdings. With a view to potential disclosure, please tell us who these founders are, and explain their role in your founding.

12.   Please revise to disclose the dollar amount paid in each transaction.

Item 14. Securities Being Offered, page 35

Return of Capital Distributions, page 46

13.   Please revise to disclose the final sentence of your response to prior comment 19 so that investors will understand how they would know whether a dividend payment is or is not a return of capital.

RIA Firm Acquisition Candidate List, page 53

14.   Please revise to include the candidate list in your Summary. Also, revise the cover page to provide a cross reference to the page containing the candidate list.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, we remind you that it is that entity's responsibility to do so prior to qualification of your offering statement.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Stephanie J. Sullivan, Senior Assistant Chief Accountant at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann, Staff Attorney, at (202) 551-6262 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Financial Services II

cc (via email): William M. Mower, Esq. – Maslon LLP